August 6, 2025

Ted Karkus
Chief Executive Officer
ProPhase Labs, Inc.
626 RXR Plaza, 6th Floor
Uniondale, NY 11556

       Re: ProPhase Labs, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 28, 2025
           File No. 000-21617
Dear Ted Karkus:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Proposal 5 - Issuance of Shares of Common Stock in Non-Public Offerings (Nasdaq Rule
5635(d) Proposal), page 37

1. Where appropriate, please revise your disclosure to clearly explain the terms of transaction described here, including how many shares will be issuable if the senior secured convertible notes are converted and the accompanying warrants are exercised and explain why you are seeking approval for the issuance of 226,310,704 shares of common stock. Additionally, please clarify whether the "additional $3 million in future investment" that is "allow[ed]" pursuant to the agreement at issue would have the same terms as the initial $3 million the company raised from investors.
2. We note your disclosure on page 39 that, "[i]f approved, the Company may issue, in one or more private offerings, shares of common stock and/or securities convertible into or exercisable for common stock, in an aggregate amount that may exceed 20%
       of the common stock outstanding as of each issuance." Please provide us with support for your position that you may obtain shareholder approval in compliance with
       Nasdaq Listing Rule 5635(d) for the issuance of shares of common stock in excess of
 August 6, 2025
Page 2

       20% of the common stock outstanding "as of each issuance" in "one or more private offerings[.]" Alternatively, please revise this disclosure to clarify that Nasdaq Listing
       Rule 5635(d) requires separate shareholder approval for each issuance of shares of common stock that exceeds 20% of the common stock outstanding and that if the proposal is approved, the company may issue the shares of common stock in excess of
       20% of the common stock outstanding only as it relates to an offering that has been completed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Julie Kamps, Esq.